Chadwick L. Mills

(650) 843-5654

cmills@cooley.com

VIA EDGAR

August 12, 2008

Song P. Brandon, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Re:	Tercica, Inc.
Preliminary Merger Proxy Statement on Schedule 14A
Filed July 3, 2008
File No. 0-50461

Preliminary Transaction Statement on Schedule 13E-3
Filed July 3, 2008
File No. 5-79780

Dear Ms. Brandon:

On behalf of our client, Tercica, Inc. (“Tercica” or the “Company”), we are transmitting for filing (i) Amendment No. 1 (the “Schedule 14A Amendment”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed on July 3, 2008 (the “Initial Schedule 14A”) and (ii) Amendment No. 1 (the “Schedule 13E-3 Amendment”) to the Company’s Preliminary Transaction Statement on Schedule 13E-3 filed on July 3, 2008 (the “Initial Schedule 13E-3”), in each case in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2008 with respect to the Initial Schedule 14A and the Initial Schedule 13E-3.

We have set forth below our responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter for your convenience. Capitalized terms used in the response that are not defined in this letter have the meanings given to them in the Schedule 14A Amendment.

Schedule 13E-3

1.

We note that Suraypharm, S.A.S, a wholly-owned subsidiary of Ipsen, and a current shareholder of Tercica may appear to be an affiliate engaged in the transaction for purposes of Rule 13e-3. While we note some disclosure has been provided for that entity, it is not listed as a filing person. See Section II.D.3. of the Current Issues Outline dated November 14, 2000 available on our website at

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U.S. Securities and Exchange Commission

August 12, 2008

Page Two

www.sec.gov. Please provide an analysis explaining why Suraypharm should not be identified as a filing person on the Schedule 13E-3.

We respectfully submit that Suraypharm should not be identified as a filing person on the Schedule 13E-3. Although Suraypharm is a wholly-owned subsidiary of Ipsen and its subsidiaries, and is a current stockholder of the Company, Suraypharm is not and has not been engaged in the transaction, except in so far as it has agreed (along with Ipsen and the officers and directors of the Company identified on page 53 of the Schedule 14A Amendment) to vote its shares of the Company’s common stock in favor of the adoption of the merger agreement. Although Suraypharm may be deemed to be an “affiliate” of the Company within the scope of Rule 13e-3(a)(1) due to its relationship with Ipsen and its ownership position in the Company, as noted in Section II.D.3 of the Current Issues and Rulemaking Projects Outline (November 14, 2000), the determination of whether a person is a filing person depends not solely on affiliate status, but also on whether the affiliate is engaged in the transaction. As noted above, Suraypharm is not engaged and has not been engaged in the transaction, other than with respect to the voting of its shares of the Company’s common stock, and is therefore not in a position to be accurately portrayed as one of the Ipsen Parties (as that term is used in the Initial Schedule 14A and the Schedule 14A Amendment). Specifically, Suraypharm was not engaged in the review or negotiation of the merger, and disclosure in the Initial Schedule 14A relating to Suraypharm was included solely for the purpose of clarifying Ipsen’s current ownership position in the Company and its beneficial ownership of the shares of Tercica common stock held by Suraypharm, as well as to clarify Suraypharm’s relationship to the other Ipsen Parties since Suraypharm was a party to some of the transactions with the Company as described in “Past Contacts, Transactions, Negotiations and Agreements — Certain Transactions — Transactions with Ipsen and its Affiliates.” Further, we respectfully advise the Staff that Suraypharm was not created to effect the transaction and is not the intermediate or ultimate parent of either the Purchaser or Merger Sub. In order to be responsive to the Staff’s comment, we have revised the disclosure on page 16 of the Schedule 14A Amendment to remove the implication that Suraypharm was engaged in the transaction.

Schedule 14A General

2.	We note your disclosure indicating that shareholders may vote by telephone or via the Internet. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone and information posted on the Internet must be filed under the cover of Schedule 14A. Please refer to Rule 14a-6(b) and (c). Please confirm your understanding.

We respectfully advise the Staff that the Company confirms its understanding of the above filing requirements.

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U.S. Securities and Exchange Commission

August 12, 2008

Page Three

Going-Private Transaction, page 1

3.	We note your disclosure that “[c]ertain affiliates of the Purchaser, including Ipsen, collectively beneficially owned an aggregate of approximately 42.7% of Tercica’s outstanding common stock as of June 15, 2008, including shares of Tercica common stock issuable upon exercise of a warrant and conversion of convertible notes.” We also note your disclosure on page 95 that “Ipsen and affiliated entities,” including Suraypharm, a wholly-owned subsidiary of Ipsen, beneficially owned as of June 15, 2008, 66.9% of the company’s common stock. Please explain the discrepancies to us or revise your disclosure accordingly.

We respectfully advise the Staff that as of June 15, 2008, Ipsen and its affiliated entities beneficially owned approximately 42.7% of Tercica’s outstanding common stock, which percentage included (i) 12,527,245 shares held by Suraypharm, (ii) 519,101 shares held by Ipsen and (iii) 15,740,549 shares that could be acquired within 60 days of June 15, 2008 pursuant to the Convertible Notes issued to Ipsen and the Ipsen Warrant. However, Item 6(d) of the Commission’s Schedule 14A requires that the Company furnish the information required by Item 403 of Regulation S-K, which in turn requires disclosure as to the beneficial ownership of management and certain security holders, which beneficial ownership is required to be determined in accordance with Rule 13d-3 of the Exchange Act. This required information was included in the Security Ownership of Certain Beneficial Owners and Management table (the “Beneficial Ownership Table”) on page 95 of the Initial Schedule 14A. As noted in footnote (2) to the Beneficial Ownership Table, the beneficial ownership of Ipsen and its affiliates as shown in the Beneficial Ownership Table includes shares of Tercica common stock subject to the Prior Voting Agreements and the voting agreements entered into in connection with the merger (the “Merger Voting Agreements”) (including shares of common stock that may be acquired by the parties to the Prior Voting Agreements and the Merger Voting Agreements within 60 days of June 15, 2008) since Ipsen and its affiliated entities may be deemed to be the beneficial owner of the shares subject to the Prior Voting Agreements and the Merger Voting Agreements and to share the power to vote or to direct the vote of these shares pursuant to Rule 13d-3. After taking into account the shares subject to the Prior Voting Agreements and the Merger Voting Agreements, Ipsen and its affiliated entities may be deemed to be the beneficial owners of 66.9% of Tercica’s common stock as of June 15, 2008 within the meaning of Rule 13d-3, although Ipsen and its affiliated entities expressly disclaim beneficial ownership over these shares. We respectfully submit to the Staff that footnote (2) to the Beneficial Ownership Table makes the relationship between the 42.7% and 66.9% beneficial ownership positions clear. However, in response to the Staff’s comment, the Company has revised the disclosure under the caption “Going-Private Transaction” on page 1 of the Schedule 14 Amendment and has revised the disclosure in the first full paragraph on page 39 of the Schedule 14 Amendment to explain that the 42.7% beneficial ownership position excludes the shares subject to the Prior Voting Agreements and the Merger Voting Agreements.

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U.S. Securities and Exchange Commission

August 12, 2008

Page Four

Opinion of Financial Advisor to Tercica’s Special Committee, page 3

4.	Please disclose the amount of Lehman Brother’s fee for its opinion and the amount by which the fee will increase if the merger is completed.

In response to the Staff’s comment, the Company has included the requested disclosure on page 3 of the Schedule 14A Amendment under the caption “Opinion of Financial Advisor to Tercica’s Special Committee”.

Interests of Our Directors and Executive Officers in the Merger, page 4

5.	Please disclose in the summary section, preferably in tabular form, the total compensation and/or benefits, including cash and securities, to be received by each of your directors and executive officers, including compensation to be received by members of the Special Committee, in connection with the merger transaction.

In response to the Staff’s comment, the Company has included the requested disclosure under the caption “Interests of Our Directors and Executive Officers in the Merger” on page 5 of the Schedule 14A Amendment. We respectfully advise the Staff that additional compensation and benefits that may be payable to the Company’s executive officers following the termination of their service are not included in the table on page 5 of the Schedule 14A Amendment since the actual amount of compensation and benefits payable in connection with any such termination event can only be determined at the time of the termination. However, such additional compensation and benefits that may become payable in connection with termination of employment are fully described under the caption “Executive Employment Agreements” beginning on page 58 of the Schedule 14A Amendment.

“If the merger is not completed, our business could be harmed and our. . .,” page 13

6.	You state that you have incurred and will continue to incur significant expenses related to the merger. Please disclose the total amount you have incurred to date related to the merger as well as how much in expenses you expect to incur related to the merger.

In response to the Staff’s comment, the Company has included the requested disclosure under the caption “If the merger is not completed, our business could be harmed and our stock price could decline” on page 15 of the Schedule 14A Amendment.

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U.S. Securities and Exchange Commission

August 12, 2008

Page Five

7.	We note your disclosure that if the merger is not completed, concerns about your viability are likely to increase and thereby make it more difficult to retain employees and maintain existing businesses. To the extent, you have experienced difficulties retaining employees and maintaining existing businesses and strategic relationships, please describe how such difficulties have impacted your business and operations.

We respectfully advise the Staff that, to date, the Company has not experienced difficulties retaining employees and maintaining existing business and strategic relationships. However, the Company continues to believe that it could experience such difficulties, particularly if the merger fails to close, the merger agreement is terminated or the closing of the merger is substantially delayed.

Transactions with Ipsen and its Affiliates, page 15

8.	We note your use of U.S. dollars and Euros with regard to your discussion of your various agreements with Ipsen in this section. For example, in discussing the amount of the Second Convertible Note, you use Euros whereas in discussing the amounts of the other related convertible notes, you use U.S. dollars. Please revise your disclosure so that your disclosure consistency uses U.S. dollars or Euros throughout.

We respectfully advise the Staff that the Second Convertible Note is denominated in Euros, including the conversion price, and converting the principal amount, accrued interest and conversion price to U.S. dollars would lead to disparate amounts of U.S. dollars disclosed in the Schedule 14A Amendment for the same instrument due to conversion rate fluctuation, which may lead to investor confusion. For example, converting the principal amount and the conversion price of the Second Convertible Note to U.S. dollars on the date of issuance of the Second Convertible Note would lead to different U.S. dollar amounts than the U.S. dollar amounts of the converted principal amount and conversion price of the Second Convertible Note upon the date of conversion of the Second Convertible Note. However, in order to be responsive to the Staff’s comment, we have converted all amounts, other than those relating to the Second Convertible Note, to U.S. dollars in the Schedule 14A Amendment.

9.	You indicate in the first full paragraph on page 16 that the amount delivered to you by Ipsen for the First Convertible Note was offset by the amount you were obligated to pay Ipsen as upfront license fee under the Somatuline License. Please disclose the amount of your obligation to Ipsen. Similarly on the same page you state that you were obligated to pay a milestone payment to Ipsen under the Somatuline License agreement. Please disclose the amount of that milestone payment.

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U.S. Securities and Exchange Commission

August 12, 2008

Page Six

In response to the Staff’s comment, the Company has revised the disclosure in the first full paragraph and in the fourth full paragraph on page 18 of the Schedule 14A Amendment.

10.	Please also disclose the total amount of any milestone or other payment you could be obligated to pay to Ipsen under the License Agreements.

We respectfully advise the Staff that there are no further milestone payments that the Company could be obligated to pay to Ipsen under the License Agreements. We also respectfully advise the Staff that the remaining payment obligations to Ipsen under the License Agreements relate to the royalties that the Company is obligated to pay to Ipsen under the License Agreements, which were fully disclosed on page 16 of the Initial Schedule 14A, including the total amount of the Company’s royalty expense to Ipsen for the year ended December 31, 2007 and (as revised by the Schedule 14A Amendment) for the six-months ended June 30, 2008.

Genentech Purchase Agreement, page 21

11.	Please disclose the purchase price for the Pro Rata Purchase Rights Ipsen exercised related to the Genentech Closing.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Genentech Purchase Agreement” on page 23 of the Schedule 14A Amendment to add the per share and aggregate purchase price for the Pro Rata Purchase Rights Ipsen exercised related to the First Genentech Closing. The Company has also disclosed under the caption “Genentech Purchase Agreement” on page 23 of the Schedule 14A Amendment the per share and aggregate purchase price for the Pro Rata Purchase Rights Ipsen exercised related to the Second Option Closing.

Background of the Merger, page 24

12.	Please note that each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. To the extent it has not already done so, please revise to summarize all the presentations made by the financial advisors as well as counsel for the company, the Ipsen Parties or the Special Committee, and file all relevant written materials, spreadsheets, talking papers, board books, drafts, summaries or outlines as exhibits to the Schedule 13E-3.

We respectfully advise the Staff that each of the Ipsen Parties and the Special Committee has reviewed all materials provided to it by its respective financial

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U.S. Securities and Exchange Commission

August 12, 2008

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advisor in connection with this transaction, including preliminary materials. We also respectfully advise the Staff that the filing persons had filed six presentations as exhibits to the Initial Schedule 13E-3, which we believe constitute all the materials covered by the requirements set forth in Item 1015 of Regulation M-A. Before meetings, drafts of materials were in many cases reviewed by outside counsel to the Company and the Ipsen Parties and then revised. We have not included these drafts, but only the actual materials that were presented at the meetings, because preceding presentations that directly evolved into later presentations would not provide additional material disclosure. For the same reason, the filing persons have also not filed communications about transaction logistics and processes that are duplicated in subsequent materials or that otherwise do not include any valuation analyses.

In the interest of being responsive to the Staff’s comment, however, and without necessarily conceding that these materials fall within the scope of Item 1015 of Regulation M-A, we have added as exhibits to the Schedule 13E-3 Amendment an additional ten documents produced by Goldman Sachs in this transaction, a number of which relate primarily to issues other than valuation analyses that we believe are outside the scope of Item 1015. We also respectfully advise the Staff that materials distributed by Goldman Sachs to the Ipsen Parties and filed as Exhibit (c)(16) to the Schedule 13E-3 Amendment included a reproduction of material prepared by Ipsen which is outside the scope of Item 1015, and we have therefore not included the Ipsen-prepared material in said Exhibit because such material was not prepared by an outside party (see also the final paragraph of our response to this comment 12). We also respectfully advise the Staff that all presentations to the Special Committee by Lehman Brothers were filed as exhibits to the Initial Schedule 13E-3.

We respectfully submit that all of the exhibited materials are adequately summarized in the “Background of the Merger” section of the Schedule 14A Amendment in the description of the meetings at which they were presented and, in the case of the sole fairness opinion delivered in connection with this transaction by Lehman Brothers, in the customary, stand-alone description of this fairness opinion beginning on page 40 of the Schedule 14A Amendment.

To the extent the Staff’s comment is intended to cover presentations by counsel, presentations by the Ipsen Parties themselves for internal use, and presentations by the Special Committee itself for internal use, and that such are required to be filed by Item 1015, we respectfully disagree. Such a requirement would be inconsistent with historical and current practice in connection with Schedule 13E-3 and would constitute a new, burdensome and impractical disclosure requirement. We believe that Item 1015 covers, and has been interpreted to cover, reports by ‘outside parties’ and is not intended to cover legal advice by counsel to its client.

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U.S. Securities and Exchange Commission

August 12, 2008

Page Eight

13.	You disclose on page 24 that following the board of directors meeting on January 24, 2008, Ipsen requested Goldman Sachs to perform “certain illustrative financial analyses” relating to the proposed transaction. We note your disclosure that Goldman Sachs provided an illustrative discounted cash flow analysis for Tercica. Please also disclose what other “certain illustrative financial analyses” Goldman Sachs prepared for Ipsen.

In response to the Staff’s comment, the Company has revised the disclosure in the first full paragraph on page 27 of the Schedule 14A Amendment and throughout the “Background of the Merger” section to add references to additional illustrative financial analyses provided by Goldman Sachs in response to instructions from Ipsen.

14.	You indicate on page 25 that throughout the first quarter of 2008, Ipsen’s senior management continued its internal consideration of the advantages and disadvantages of the strategic alternatives that had been identified in January and February. Please disclose the strategic alternatives that was considered as well as the advantages and disadvantages of such strategic alternatives and why each of the strategic alternatives were ultimately rejected by management to further pursue.

In response to the Staff’s comment, the Company has revised the disclosure in the first two paragraphs on page 26 under “Background of the Merger” and in the third full paragraph on page 27 of the Schedule 14A Amendment to clarify that, at the relevant times throughout the first quarter of 2008, Ipsen evaluated the possible increase in its investment in the Company (including a value analysis) in the context of Ipsen’s overall U.S. growth strategies rather than as a comparison or choice between a range of targets.

15.	Throughout this section, you disclose that “certain members of our [Tercica] management team…held meetings to discuss the possibility of a business combination with Ipsen. Please identify those certain members of management who attended in the meetings.

In response to the Staff’s comment, the Company has identified such members of the Company’s management on pages 28-36 of the Schedule 14A Amendment.

16.	You indicate on the last full paragraph on page 26 that the Special Committee at its first meeting on April 24, 2008 considered “the possibility and feasibility of soliciting alternative bids or conducting another of ‘market check,’ such as a ‘go shop,” in light of Ipsen’s ownership position…” Please expand why the Special Committee ruled out soliciting alternative bids as well as other alternatives identified by the committee.

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U.S. Securities and Exchange Commission

August 12, 2008

Page Nine

In response to the Staff’s comment, the Company has expanded its disclosure in the second full paragraph and in the third full paragraph on page 29 of the Schedule 14A Amendment. We also respectfully advise the Staff that the additional disclosure added in the fourth full paragraph of page 35 of the Schedule 14A Amendment in response to Staff comment 30 also addresses this comment 16.

17.	You indicate in the carryover paragraph on page 27 that on April 24, 2008 the Special Committee determined that it should indicate to Mr. Belingard that the Special Committee viewed the appropriate price range as in the “double-digits.” Please expand your disclosure to explain how the committee came to this conclusion.

In response to the Staff’s comment, the Company has included additional disclosure in the second full paragraph on page 29 of the Schedule 14A Amendment.

18.	Please also explain what range in the doubt-digits the committee considered was an appropriate range. Additionally, please explain how the committee was able to conclude that the offer price of $9.00 was in the best interest and fair to the unaffiliated shareholders.

With respect to the explanation of what range in the double digits the Special Committee considered was an appropriate range, please see our response to Question 17 and the additional disclosure in the second full paragraph on page 29 of the Schedule 14A Amendment. With respect to the explanation of how the Special Committee was able to conclude that the offer price of $9.00 was in the best interests and fair to the unaffiliated stockholders, the Company has included additional disclosure in the final paragraph on page 35 of the Schedule 14A Amendment.

19.	You indicate that “[w]hile members of the Special Committee may have had communications among themselves that are not described in this background, the meetings of the Special Committee and calls in which all members of the Special Committee participated are described therein.” Please revise your disclosure to identify the informal meeting dates between members of the Special Committee as well as the members themselves and disclose the material portions of those meetings.

We respectfully advise the Staff that the quoted language has been removed from the Schedule 14A Amendment as all meetings (formal or informal) have been described in the Schedule 14A Amendment.

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U.S. Securities and Exchange Commission

August 12, 2008

Page Ten

20.	You indicate in the carryover paragraph on page 28 that the “Special Committee’s counterproposal would not include a definitive price but rather a case, built upon the business plan and Cost Savings Document, for Ipsen to raise its [$8.00] offer.” Please explain how the committee came to this conclusion.

In response to the Staff’s comment, the Company has included additional disclosure in the third full paragraph on page 30 of the Schedule 14A Amendment.

21.	You disclose that the Special Committee believed that Ipsen was unlikely to commence a non-consensual tender offer. Please explain the basis for the committee’s belief.

In response to the Staff’s comment, the Company has included additional disclosure at the end of the third full paragraph on page 30 of the Schedule 14A Amendment.

22.	You indicate in the third paragraph on page 28 that Dr. Barkas and Mr. Belingard “focused upon a process that would lead to subsequent discussions regarding valuations.” Please explain and describe what that process entailed and how it would lead to subsequent discussions regarding valuations.

In response to the Staff’s comment, the Company has revised the disclosure in the first full paragraph on page 31 of the Schedule 14A Amendment.

23.	You also state that in the third paragraph on page 28 that the Special Committee believed that Ipsen commencing a non-consensual tender offer made to Tercica’s stockholders would not be in the best interests of the either Ipsen or the company. Please explain the basis for this belief.

In response to the Staff’s comment, the Company has included additional disclosure in the first full paragraph on page 31 of the Schedule 14A Amendment.

24.	You indicate in the fourth paragraph on page 28 that the 2008-2012 business plan provided by you included a number of projections that were updated from the 2007 business plan and raised certain questions for Ipsen, each of which Ipsen found significant and considered in formulating its further approach to the proposed merger transaction. Please identify the projections that were updated. Please also explain what certain questions that Ipsen identified as being significant.

In response to the Staff’s comment, the Company has included additional disclosure in the fourth full paragraph on page 32 of the Schedule 14A Amendment.

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U.S. Securities and Exchange Commission

August 12, 2008

Page Eleven

25.	You state that the Special Committee instructed your financial advisors to revise the 2008-2012 business plan for a “delay case” in respect of certain product approval. For the benefit of your readers, please explain what you mean by delay-case and what certain product approvals the committee was referring to in asking for the update to the business plan.

In response to the Staff’s comment, the Company has revised and included additional disclosure in the second full paragraph on page 32 of the Schedule 14A Amendment.

26.	Please identify the certain potential risks associated with Tercica’s products under development that Ipsen considered would result in lower projected revenues, margins and operating incomes if such risks were realized. Please also identify the product candidates that were the subject of the discussions.

In response to the Staff’s comment, the Company has included additional disclosure in the fourth full paragraph on page 32 of the Schedule 14A Amendment.

27.	Please revise your disclosure to include the material portions of the discussions held by members of the respective parties’ management teams on May 19 and May 20, 2008.

In response to the Staff’s comment, the Company has revised the disclosure in the first full paragraph on page 33 of the Schedule 14A Amendment.

28.	You discussion in the last paragraph on page 29 indicates that the Special Committee determined that Dr. Barkas should convey to Mr. Belingard that should Ipsen desire to retain management or other employees, Ipsen must fully bear the price of such retention. We also note your disclosure on page 56 that current officers of the company will be the officers will be the initial officers of the surviving corporation. Please revise this background section to disclose when discussions related to officer or other employee retentions were discussed as well as the material portions of those discussions.

We respectfully advise the Staff that there were no discussions related to officer or other employee retention prior to the signing of the merger agreement, other than the Special Committee’s direction to Dr. Barkas to convey to Mr. Bélingard that Ipsen must fully bear the price of any such retention and Dr. Barkas’ subsequent conveyance of that message to Mr. Bélingard as noted on pages 29 and 30 of the Initial Schedule 14A. In addition, the Company specifically disclosed on page 29 of the Initial Schedule 14A that “Dr. Scarlett informed the Special Committee that Ipsen had not approached management regarding any sort of employee retention arrangements.”

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U.S. Securities and Exchange Commission

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29.	Please identify and discuss the initial list of key issues raised by the draft merger agreement Cooley and Morris Nichols conveyed to Freshfields.

In response to the Staff’s comment, the Company has included additional disclosure in the last paragraph on page 34 and in the carryover paragraph on page 35 of the Schedule 14A Amendment.

30.	You indicate that the Special Committee’s views on key open issues were discussed at the June 2, 2008 meeting. Please identify and discuss what those items were.

In response to the Staff’s comment, the Company has included additional disclosure in the fourth full paragraph on page 35 of the Schedule 14A Amendment.

Reasons for the recommendation of the Special Committee, page 33

31.	Please expand your disclosure in the first bullet on page 33 regarding the company’s business, operations, financial condition, results of operations and prospects as factors behind the Special Committee’s decision to recommend the merger. Please quantify to the extent practicable.

In response to the Staff’s comment, the Company has deleted the first bullet on page 37 of the Schedule 14A Amendment since the material factors considered by the Special Committee with respect to the Company’s business, operations, financial condition, results of operations and prospects are reflected in the other bullets in this section. The Special Committee did not, and it is not practicable to, quantify the weight given by the Special Committee to any individual factor.

32.	We note your reference to other strategic alternatives, including remaining as a stand-alone entity. If you considered this alternative, please revise your “Background of the Merger” to discuss the meetings in which they were considered and why the Special Committee decided not to pursue it. Your discussion should include a specific explanation as to why the Special Committee believes the merger is more favorable to unaffiliated shareholders than the alternative of being a stand-alone entity.

We respectfully advise the Staff that as noted in our response to comment 31, the Company has deleted the first bullet on page 37 of the Schedule 14A Amendment, which included a reference to remaining as a stand-alone entity. As discussed in the “Reasons for the Merger of Tercica and Recommendation of the Special Committee and Board of Directors” section, the Company faces many challenges as an independent company, and for the reasons discussed in the “Reasons for the Merger of Tercica and Recommendation of the Special Committee and Board of Directors” section, the Special Committee determined that the merger is in the best interests of the Company’s stockholders.

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U.S. Securities and Exchange Commission

August 12, 2008

Page Thirteen

33.	You indicate in the third bullet point on page 33 that the Special Committee considered as a potentially positive factor the current financial projections of the company, including the “risk related to the achievement of such projections in light of Tercica’s prior history or achieving its projections and current market conditions.” Please expand your disclosure to discuss the company’s history in its achieving its projections and its failure to meet any projections and how any failure materially impacted your business. Please also expand your discussion to what you mean by current market conditions and how it impacted the Special Committee’s recommendation to approve the merger agreement and related transaction.

In response to the Staff’s comment, the Company has revised the second bullet point on page 37 of the Schedule 14A Amendment and has included additional disclosure concerning the second bullet point in the first full paragraph on page 38 of the Schedule 14A Amendment.

34.	Please expand the fourth bullet point on page 33 to disclose the volume-weighted-average closing share price during the three and six months preceding June 3, 2008.

In response to the Staff’s comment, the Company has expanded its disclosure in the third bullet point on page 37 of the Schedule 14A Amendment.

35.	We note your disclosure in the fourth bullet in the first paragraph on page 35 that a countervailing factor the Special Committee considered was that the company would not take “a number of actions related to the conduct of [y]our business.” Please explain what actions you will not take as a result of entering into the merger agreement and why you view such actions as countervailing.

In response to the Staff’s comment, the Company has revised its disclosure in the fourth bullet on page 39 of the Schedule 14A Amendment.

36.	Please explain the basis for the Special Committee’s belief that the net book value did not fully reflect the value of your company as a going concern. Please also disclose what the net book value is in this discussion.

In response to the Staff’s comment, the Company has revised its disclosure in the fourth full paragraph on page 39 of the Schedule 14A Amendment.

Opinion of the Financial Advisor to Tercica’s Special Committee, page 36

37.	Please revise the second paragraph to describe the procedures followed, assumptions made, matters considered, and limitations rather than referring to the opinion. In addition, please revise page 3 to reference this section rather than the opinion.

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U.S. Securities and Exchange Commission

August 12, 2008

Page Fourteen

We respectfully advise the Staff that Lehman Brothers’ opinion does not provide any additional information on procedures, assumptions, matters considered or limitations other than what is provided in the description of Lehman Brothers’ opinion beginning on page 40 of the Schedule 14A Amendment. Accordingly, the Company has revised the second full paragraph under the caption “Opinion of the Financial Advisor to Tercica’s Special Committee” on page 40 of the Schedule 14A Amendment to remove the reference to “the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Lehman Brothers in rendering its opinion.” In response to the Staff’s comment, the Company has also revised page 3 of the Schedule 14A Amendment to reference this section rather than the opinion.

Comparable Company Analysis, page 37

38.	We note your discussion relating to your financial advisor’s criteria to determine the companies they used in the comparable company analysis. If there were companies/transactions that met the criteria but were excluded from the analyses, please disclose this information and explain why they were not included in the analyses.

We respectfully advise the Staff that there were no companies that met the criteria of reasonably similar businesses and operating profiles to that of Tercica’s that Lehman considered but that were not included in the comparable company analysis.

39.	Please explain how the financial advisors used the multiples to calculate the range value per share.

We respectfully advise the Staff that, as described in the Lehman Brothers’ opinion description beginning on page 37 of the Initial Schedule 14A, quantitative results along with qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Tercica and the companies included in the comparable company analysis were analyzed to determine the range. The median 2009 EV/Revenue of the Comparable Company Analysis (3.25x) was used as the mid-point of the comparable companies range of 2.00x-4.50x. Lehman Brothers included expected Tercica revenue for this analysis based on four projection scenarios provided by Tercica’s management included in the business plan provided by Tercica to the Purchaser and described in “Important Information Concerning Tercica—Certain Projected Financial Information” beginning on page 81 of the Initial Schedule 14A. In response to the Staff’s comment, however, the Company has revised the disclosure in the third full paragraph on page 42 of the Schedule 14A Amendment to disclose that “The median 2009 EV/Revenue of the Comparable Company Analysis (3.25x) was used as the mid-point of the comparable companies range of 2.00x-4.50x”.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 12, 2008

Page Fifteen

Comparable Transaction Analysis, page 40

40.	We note the transactions used in this analysis were “based on the similarity of the target companies in the transactions to Tercica in the size and other characteristics of their businesses.” Please disclose in more detail the criteria used to determine the transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded. Please also provide similar disclosure related to the “Transaction Premium Analysis” on page 39.

We respectfully advise the Staff that there were no transactions with targets that met the criteria of reasonably similar businesses and operating profiles to Tercica’s that Lehman considered but that were not included in the analysis. We also respectfully advise the Staff that similar transactions were determined based on size, growth prospects, business and operating profiles, profitability levels and degree of operational risk relative to Tercica, and time since transaction announcement, and, in response to the Staff’s comment, the Company has revised the disclosures in the first full paragraph of page 44 and in the second full paragraph of page 45 of the Schedule 14A Amendment.

41.	Please explain how you used the multiples to calculate the range value per share.

We respectfully advise the Staff that the median 2-Year Forward EV/Revenue of the Comparable Transaction Analysis (4.70x) was used as the mid-point of the comparable transactions range of 3.00x-6.00x. These ranges of multiples were then applied to the projection scenarios provided by Tercica’s management and used to calculate an implied per share stock price for each of the scenarios. Lehman Brothers included expected Tercica revenue for this analysis based on four projection scenarios provided by Tercica’s management included in the business plan provided by Tercica to the Purchaser and described in “Important Information Concerning Tercica—Certain Projected Financial Information” beginning on page 81 of the Initial Schedule 14A. In response to the Staff’s comment, the Company has revised the disclosure in the last paragraph on page 45 of the Schedule 14A Amendment to disclose that “The median 2009 EV/Revenue of the Comparable Transaction Analysis (4.70x) was used as the mid-point of the comparable transaction range of 3.00x-6.00x”.

General, page 41

42.	Please state in the fourth full paragraph on page 42 the amount of Lehman Brothers’ fees attributable to the opinion and the amount by which the fee will increase if the merger is completed.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 12, 2008

Page Sixteen

In response to the Staff’s comment, the Company has included additional disclosure in the third full paragraph on page 47 of the Schedule 14A Amendment.

Ipsen Parties’ Purpose and Reasons for the Merger of Merger Sub and Tercica, page 43

43.	Please expand your disclosure to explain why the transaction was undertaken at this time.

In response to the Staff’s comment, the Company has expanded its disclosure in the second full paragraph on page 48 of the Schedule 14A Amendment.

Position of the Ipsen Parties as to the Substantive and Procedural Fairness of the Merger to Tercica’s Unaffiliated Stockholders, page 44

44.	We note the disclosure that Ipsen did not consider whether the merger consideration constitutes fair value in relation to Tercica’s liquidation value and further that Ipsen did not give consideration to Tercica’s net book value because Ipsen believes those measures do not reflect or have any meaningful impact on the market value of Tercica’s common stock. Please explain the basis of Ipsen’s belief for these conclusions.

We respectfully advise the Staff that the disclosure on pages 45-46 of the Initial Schedule 14A specifies why Ipsen believes that a liquidation value and the net book value are not suitable measures of value for Tercica in the context of the proposed merger. In this regard, the disclosure appearing on pages 45-46 of the Initial Schedule 14A provides, in pertinent part, that “the liquidation value of Tercica’s assets was not considered to be a material factor from the perspective of Ipsen because Ipsen believes that, given Tercica’s strategic importance to Ipsen, substantial value results from continuing Tercica as a going concern and any liquidation would destroy value. Therefore, no appraisal of the liquidation value was attempted. Also, Ipsen believes that the net book value, which is an accounting concept, is a valuation methodology more typically used outside the biotechnology industry because very little value is represented by assets that are capitalized on a company’s balance sheet (other than cash, cash equivalent and accounts receivable) and substantial value is represented by the revenues and income that can be generated as a going concern.”

Voting Agreements, page 48

45.	We note your disclosure that “certain Tercica stockholders, including certain officers and members of Tercica’s board of directors who are not members of the Special Committee” entered into voting agreements and delivered irrevocable proxies related to the merger agreement to be considered at your shareholders’ meeting. Please identify those officers and member of your board that entered into those voting agreements.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 12, 2008

Page Seventeen

In response to the Staff’s comment, the Company has added the requested disclosure in the first full paragraph under the caption “Voting Agreements” on page 53 of the Schedule 14A Amendment.

Positions with the Surviving Corporation, page 56

46.	We note your disclosure that the officers of Tercica at the effective time of the merger will be the initial officers of the surviving corporation. To the extent known, please elaborate which officers of the Tercica will continue on as initial officers of the surviving corporation.

We respectfully advise the Staff that although certain retention discussions have taken place since the signing of the merger agreement, no decisions have been made to date, other than a decision by Ipsen that the Company’s Chief Financial Officer will not continue on with the surviving corporation. Accordingly, it is not currently known whether any officers of the Company will continue on as initial officers of the surviving corporation.

Material United States Federal Income Tax Consequences of the Merger, page 59

47.	Please revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the subject company and other Rule 13e-3 filing persons.

In response to the Staff’s comment, the Company has revised its disclosure on page 65 of the Schedule 14A Amendment.

Conditions to the Merger, page 76

48.	Please revise your disclosure to indicate which conditions may be waived.

In response to the Staff’s comment, the Company has revised its disclosure on page 82 of the Schedule 14A Amendment.

Business Plan, page 81

49.	We note your disclosure that in calculating the revenue projections from 2008 to 2012, you indicate on page 84 that additional assumptions regarding your products and product candidates as basis for projections included in the 2008-2012 business plan. Please revise this section to include those assumptions, if material.

We respectfully advise the Staff that the Company included all material assumptions in the Initial Schedule 14A regarding its products and product candidates as basis for projections included in the 2008-2012 business plan.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 12, 2008

Page Eighteen

Please direct any further questions or comments concerning the Schedule 14A Amendment, the Schedule 13E-3 Amendment or this response letter to me at (650) 843-5654. Please direct any further facsimile communications to me at (650) 849-7400.

Sincerely,

/s/ Chadwick L. Mills

Chadwick L. Mills

cc:	John A. Scarlett, M.D. – Tercica, Inc.
Stephen N. Rosenfield – Tercica, Inc.
Suzanne Sawochka Hooper, Esq. – Cooley Godward Kronish LLP
Jennifer Fonner DiNucci, Esq. – Cooley Godward Kronish LLP
Matthew Jacobson, Esq. – Freshfields Bruckhaus Deringer US LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM